                        KAISER GROUP INTERNATIONAL INC



                         Filing Type:   NT 10-Q
                         Description:   Notification of Late Filing
                         Filing Date:   May 12, 2000
                          Period End:   March 31, 2000


                    Primary Exchange:   OTC-Bulletin Board
                              Ticker:   KSRG

                               Table of Contents


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                                    NT 10-Q

Part I-Registrant.......................................1
Part II-Rules...........................................1
Part III-Narrative......................................2
Part IV-Other Information...............................2

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING



  [ ] Form 10-K or Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q or Form 10-QSB [] Form N-SAR


       For Period Ended: March 31, 2000



       [ ] Transition Report on Form 10-K or Form 10-KSB
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q [or Form 10-QSB]
       [ ] Transition Report on Form N-SAR

       For the Transaction Ended: Not Applicable



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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                         Part I-Registrant Information

                       Kaiser Group International, Inc.
                               9300 Lee Highway
                               Fairfax, VA 22031



                     Part II-Rules 12b-25 (a), (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons causing the inability to file timely, as described in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[N/A] (c) The accountant's statement or other exhibit required by the Rule 12b-25 has been attached if applicable.



                              Part III- Narrative

   As discussed in numerous other forms filed with the Securities and Exchange Commission during 1999, the Company has devoted significant time and effort to resolving severe financial complications stemming originally from substantial cost overruns incurred in 1998 on four large, fixed-price contracts to construct nitric acid plants. The significant activities undertaken thereafter, associated with effecting a Company-wide restructuring and reorganization (the plan elements are described below), combined with certain limitations on corporate resources, have contributed to the need for an extension for the filing of the Form 10-Q for the three months ended March 31, 2000 within the prescribed time period.

     For informational purposes, the summary components, and related status, of the corporate restructuring plan are as follows:

 . the divestiture of several operating units - during 1999, the Company completed the sale of two major divisions.

 . the realignment and rightsizing of the retained operating units in order to gain significant reductions to corporate overhead - although these efforts are ongoing, the Company attained the majority of its likely overhead cost reductions during 1999 - cost reductions exceeding $20.0 million were realized when comparing the fourth quarter run rate of 1999 versus that of 1998.

 .  the restructuring of the Company's $140 million in Senior and Senior
   Subordinated Notes - in October of 1999, the Company repurchased $14 million of the Senior Notes at a 12% discount. Debt restructuring discussions with the Company's remaining noteholders were continuing as of the date of this filing.


Part IV- Other Information

(1) Name and telephone number of person to contact in regard to this notification.

      Timothy P. O'Connor, Executive Vice President  (703) 934-3000
      ---------------------------------------------  ------------------
      (Name)                                         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes  [ ] No    See Attachment for Part IV - Item (3)

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Kaiser Group International, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 12, 2000                     By /s/Timothy P. O'Connor
                                           ----------------------------------
                                           Executive Vice President and
                                           Chief Financial Officer

Attachment for Part IV - Item (3)


Anticipated changes in the operating results for the three months ended March 31, 2000 versus the same period in 1999 include the following:

 . On March 31, 2000, the Company completed the sale of an investment in a French environmental consulting firm. The Company recognized a pre-tax gain of approximately $792,000 on the $1 million sale price.

 . The recorded operating results for the Company's 50%-owned Kaiser-Hill subsidiary were approximately $9.4 million for the three months ended March 31, 2000 versus $4.2 million for the same period in 1999. Due to the January 24, 2000 award to the Kaiser-Hill subsidiary of the new Rocky Flats contract, effective February 1, 2000, certain remaining performance elements contained in the original contract were shifted into the new contract and the DOE essentially terminated the original contract. Since the Company had been recognizing the performance fee of the original contract using the percentage of completion basis and since performance elements were shifted out of the original contract, the Company had to revise its estimate of its earnings under the original contract - therefore in the fourth quarter of 1999, the Company recorded a downward revision in revenue previously recognized of $5.2 million. The Company subsequently recorded this amount of revenue in the first quarter of 2000 prior to the termination of the original contract on January 31, 2000.

 . During the first quarter of 2000 the Company incurred approximately $700,000 in professional fees associated with debt restructuring and corporate reorganization activities versus an unusual charge of approximately $895,000 incurred during the first quarter of 1999 for severance and other matters associated with the 1999 activities surrounding the corporate reorganization.

 . Depreciation expense decreased during the three months ended March 31, 2000 compared to the same period in 1999 largely as a result of:

   . the write off of approximately $25.0 million of goodwill in the second quarter of 1999 upon the completion of the sales of the EFM and Consulting Groups;
   . the write off of capitalized original issuance costs associated with the $14.0 million in Senior Notes that were repurchased in October, 1999, and
   . to the reduction in goodwill of approximately $1.5 million in December 1999 resulting from a change in the purchase price of a business acquired in 1998.

 . There were reductions in selling, general and administrative expenses during the first quarter of 2000 compared to the same quarter in 1999 as a result of the cost-cutting measures enacted by the Company during the second half of 1999.

 . Interest expense decreased by $1.6 million during the first quarter of 2000 compared to 1999 as a result of the average outstanding debt balances falling by approximately $49.8 million during the comparable quarters due to the timing of the various debt repurchases and extinguishments completed in 1999.

 . During the first quarter of 1999, the Company reported income of $2.3 million from discontinued operations. The respective operations were sold during the second quarter of 1999, therefore, the Company will not report any income from discontinued operations during the first quarter of 2000.


     The complete Management's Discussion and Analysis of each period's operating results will be included in the actual Form 10-Q for the three months ended March 31, 2000 filed after this extension.